State of Florida



Department of State

I certify the attached is a true and correct copy of the Articles of Incorporation of THE ENERGY CORP., a Florida corporation, filed on September 7, 1993, as shown by the records of this office.

The document number of this corporation is P93000062226.

Given under my hand and the
Great Seal of the State of Florida,
at Tallahassee, the Capital, this the
Seventh day of September, 1993



Jim Smith
Secretary of State

CR2EO22 (2-91)

ARTICLES OF INCORPORATION

OF

THE ENERGY CORP.

Article I - Name

The name of this corporation is: **THE ENERGY CORP.**

Article I -Duration

This Corporation shall exist perpetually unless dissolved according to law and such existence shall commence at the time of the filing of these Articles of Incorporation by the Department of State.

Article III - Purpose

The Corporation may engage in any legal activity. The Corporation may engage in the purchase or acquistion of property, business, rights or franchises, to incur debt, and to raise, borrow money and secure the payment o money in any lawful manner, and for the purpose of transacting. any or all lawful business

Article IV - Capital

This Corporation is authorized to issue 5,000 share of One dollar ($1.00) par value common stock,

Article V - Preferences, and
Relative Rights of Shares of Capital Stock

Section 1. Rights upon liquidation or dissolution. The assets of this Corporation shall be payable to and distributed ratably among the holders of record of the Common Shares.

Section 2. Voting rights. Except as otherwise provided by law, the entire voting power for the election of directors and for all other purposes shall be vested exclusively in the holders of the outstanding Common Shares.

Article VI - Preemptive Rights.

Every shareholder, upon the sale for cash of any new stock of this corporation of the same kind, class or series as that which he already holds shall have the right to purchase his pro rata rate share thereof (as nearly as may be done without issuance of fractional, share) at the price at which it is offered to others.

Article VII - Initial Board of Directors

The business of the Corporation shall be managed by a Board of Directors consisting o not fewer than one person, the exact number to be determined from time to time in accordance with the By-Laws.

The names and addresses o the persons who shall serve as director until the first annual meeting of shareholders or until their successors are elected and qualified are as follows:

THOMAS H. RICKARDS PRESIDENT/SECRETARY 1580 MICHIGAN AVE 0918 MIAMI BEACH, FL 33139

Article VIII - Incorporator

The name and post office address of the incorporator is

THOMAS H. RICKARDS PRESIDENT/SECRETARY 1680 MICHIGAN AVE. 9l8 MIAMI BEACH, FL. 33139

Article IX - Initial Register Office and Agent

CERTIFICATE OF DESIGNATION
REGISTER AGENT/REGISTER OFFICE

Pursuant to the provision of Section 607.325, Florida Statutes, the undersigned corporation, organized under the laws of the State of Florida, submits the following statement in designating the register office/register agent, In the State of Florida.

The name and street address of the initial register agent and office of **THE ENERGY CORP.**

JOHNNY R. WEST

1655 DREXEL AVE. #208

MIAMI BEACH, Fl 33139

Signature

Corporate Officer)

Title

Date_____

Having been named to accept service of process for the above stated Corporation, at the place designated in this Certificate. I hereby agree to act in this capacity, and I further agree to comply with the previsions of all status relative to the proper and complete performance of my duties, and I accept the duties and obligations of section 607.325, Florida Statutes.

Signature, _____

REGISTERED AGENT

Date

Article X - Bylaws

The power to adopt, alter, amend or repeal bylaws shall be vested in the Board of Directors and shareholders.

Article XI - Merger

The approval of the shareholders of this Corporation to any plan of merger shall be required in every case, whether or nor such approval is required by law.

Article XII - Indemnification

The Corporation shall indemnify any officer or director, or any former officer or director, to the full extent permitted by law.

Article XIII - Address

The mailing address of the corporation is

1680 WASHINGTON AVE. #918

MIAMI BEACH, FL 33139

The street address of the corporation is

1680 WASHINGTON AVE. #918

MIAMI BEACH, FL 333139

Article XIV — Amendment

This corporation reserves the right to amend and repeal any provision contained in these articles of incorporation, or any amendment hereto, and any right conferred upon the shareholders is subject to this reservation.

IN WITNESS WHEREOF, the undersigned subscriber has executed these Articles of Incorporation this 2nd day of September, 1993.

THOMAS M. RICKARDS subscriber

ARTICLES OF AMENDMENT
TO
ARTICLES OF INCORPORATION

FILED
04 APR 27 PM 12: 25
SECRETARY OF STATE
TALLAHASSEE, FLORIDA

PURSUANT TO SECTION 607.1006, FLORIDA STATUTES, THE UNDERSIGNED CORPORATION ADOPTED THE FOLLOWING ARTICLES TO AMEND TO ITS ARTICLES OF INCORPORATION.

THE NAME OF THE CORPORATION IS:

THE ENERGY CORP.

AMENDMENT ARTICLE I
THE NAME OF THE CORPORATION IS CHANGED TO:

ENERGY TELECOM, INC.

THIS ARTICLES OF AMENDMENT WAS ADOPTED ON THE 26th DAY OF April 2004. THE CORPORATION HAS ONLY ONE GROUP OF VOTING STOCK. THIS AMENDMENT WAS UNANISMOUSLY ADOPTED. THE AMENDMENT WAS APPROVED BY THE SHAREHOLDERS. THE NUMBER OF VOTES CAST FOR AMENDMENT WAS SUFFICIENT FOR APPROVAL.

THE ENERGY CORP.
CORPORATION NAME

[signature], PRESIDENT
SIGNATURE AND TITLE

THOMAS M. RICKARDS
PRINT NAME

Articles of Amendment
to
Articles of Incorporation
of

ENERGY TELECOM, INC.

(Name of corporation as currently filed with the Florida Dept. of State)

P93000062226

(Document number of corporation (if known)

FILED 04 MAY 11 PM 4:30 SECRETARY OF STATE TALLAHASSEE, FLORIDA

Pursuant to the provisions of section 607.1006, Florida Statutes, this ***Florida Profit Corporation*** adopts the following amendment(s) to its Articles of Incorporation:

NEW CORPORATE NAME (if changing):

(must contain the word "corporation," "company," or "incorporated" or the abbreviation "Corp.," "Inc.," or "Co.")

AMENDMENTS ADOPTED- (OTHER THAN NAME CHANGE) Indicate Article Number(s) and/or Article Title(s) being amended, added or deleted: (BE SPECIFIC)

ARTICLES OF AMENDMENT OF THE ARTICLES OF INCORPORATION. AMENDS ARTICLE IV - CAPITAL.

Article IV of the Articles of Incorporation is amended to read in its entirety as follows:

a. The total number of authorized shares of the capital stock of this corporation is 200,000,000 shares. The total number of shares of common stock authorized is 200,000,000 shares with a par value of $.0001 per share.

(Attach additional pages if necessary)

If an amendment provides for exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself: (if not applicable, indicate N/A)

(continued)

The date of each amendment(s) adoption: _____5/10/04_____

Effective date if __applicable__: _____
(no more than 90 days after amendment file date)

Adoption of Amendment(s)   (CHECK ONE)

☑ The amendment(s) was/were approved by the shareholders. The number of votes cast for the amendment(s) by the shareholders was/were sufficient for approval.

☐ The amendment(s) was/were approved by the shareholders through voting groups. *The following statement must be separately provided for each voting group entitled to vote separately on the amendment(s):*

"The number of votes cast for the amendment(s) was/were sufficient for approval by

_____."
(voting group)

☐ The amendment(s) was/were adopted by the board of directors without shareholder action and shareholder action was not required.

☐ The amendment(s) was/were adopted by the incorporators without shareholder action and shareholder action was not required.

Signed this __10th__ day of ___MAY___, __2004__.

Signature _____

(By a director, president or other officer - if directors or officers have not been selected, by an incorporator - if in the hands of a receiver, trustee, or other court appointed fiduciary by that fiduciary)

___THOMAS M. RICKARDS___
(Typed or printed name of person signing)

___PRESIDENT, SOLE DIRECTOR___
(Title of person signing)

FILING FEE: $35

FILED
07 DEC 18 PM 4:49
SECRETARY OF STATE
TALLAHASSEE, FLORIDA

Articles of Amendment
to
Articles of Incorporation
of

Energy Telecom, Inc.
(Name of corporation as currently filed with the Florida Dept. of State)

P97000062226
(Document number of corporation (if known))

Pursuant to the provisions of section 607.1006, Florida Statutes, this *Florida Profit Corporation* adopts the following amendment(s) to its Articles of Incorporation:

12-21-07

NEW CORPORATE NAME (if changing):

(Must contain the word "corporation," "company," or "incorporated" or the abbreviation "Corp.," "Inc.," or "Co.")
(A professional corporation must contain the word "chartered", "professional association," or the abbreviation "P.A.")

AMENDMENTS ADOPTED - (OTHER THAN NAME CHANGE) Indicate Article Number(s) and/or Article Title(s) being amended, added or deleted: (BE SPECIFIC)

Articles of Amendment of the Articles of Incorporation, amends Article IV- Capital.

The Corporation effects a reverse stock split of its issued and outstanding shares of common stock, $0.0001 par value per share (the "Common Stock"). The effect of the reverse stock split is to combine the issued and outstanding shares of Common Stock, such that every six (6) shares outstanding at the close of business on December 20, 2007 (the record date) are automatically converted into one (1) share of Common Stock $0.001 par value, with all fractional shares being rounded up to the next whole share, on December 21, 2007 (the "Conversion Date"). On the Conversion Date, the Company's issued and outstanding shares of Common Stock will decrease from 121,002,831 to approximately 20,167,138. The total authorized shares of the Corporation's Common Stock following the record date shall be unaffected and remain at 200,000,000 shares.

(Attach additional pages if necessary)

If an amendment provides for exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself: (if not applicable, indicate N/A)

N/A

(continued)

The date of each amendment(s) adoption: DECEMBER 18, 2007

Effective date if applicable: DECEMBER 21, 2007
(no more than 90 days after amendment file date)

Adoption of Amendment(s) (CHECK ONE)

☑ The amendment(s) was/were approved by the shareholders. The number of votes cast for the amendment(s) by the shareholders was/were sufficient for approval.

☐ The amendment(s) was/were approved by the shareholders through voting groups. *The following statement must be separately provided for each voting group entitled to vote separately on the amendment(s):*

"The number of votes cast for the amendment(s) was/were sufficient for approval by ______________."
(voting group)

☐ The amendment(s) was/were adopted by the board of directors without shareholder action and shareholder action was not required.

☐ The amendment(s) was/were adopted by the incorporators without shareholder action and shareholder action was not required.

Signature [signature]
(By a director, president or other officer - if directors or officers have not been selected, by an incorporator - if in the hands of a receiver, trustee, or other court appointed fiduciary by that fiduciary)

TOM RICKARDS
(Typed or printed name of person signing)

PRESIDENT
(Title of person signing)

FILING FEE: $35

ARTICLES OF AMENDMENT OF THE
ARTICLES OF INCORPORATION OF
ENERGY TELECOM, INC.

Pursuant to the provisions of FSA § 607.1006, Energy Telecom, Inc. adopts the following Articles of Amendment to its Articles of Incorporation:

1. Article IV of the Articles of Incorporation is amended to read in its entirety as follows:

   The total number of authorized shares of the capital stock of this corporation is 210,000,000 shares. Of these shares, 200,000,000 shall be designated as Class A common stock with a par value of $.0001 per share, and 10,000,000 shall be designated as Class B common stock with no par value. The holders of Class B Common Stock shall be entitled to ten (10) votes for each share of Class B Common Stock held. but shall have no rights to dividends or distribution of the assets of the Corporation upon dissolution of the Corporation.

2. The Amendment was adopted by duly approved shareholder action in accordance with the provisions of FSA § 607.1003. The number of votes cast for the Amendment by the Shareholders was sufficient for approval.

3. The Amendment will be effective upon filing.

FILED
08 SEP 25 AM 10: 28
SECRETARY OF STATE
TALLAHASSEE, FLORIDA

Date: September 24, 2008.

Energy Telecom, Inc.. a Florida corporation.

By: ______________________
Thomas M. Rickards, Sole Director
and Majority Shareholder